UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2021

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP PLC and BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

•

This notification relates to changes of a total of 26 shares in Edgar Basto-Baez’s interest in ordinary shares in BHP Group Limited. These shares are held within a fully discretionary superannuation fund portfolio in which Mr Basto-Baez has an interest.

•

Mr Basto-Baez’s fund manager who has discretion over the portfolio sold the 16 ordinary shares and acquired the 42 ordinary shares on behalf of the superannuation fund portfolio, without the instruction or knowledge of Mr Basto-Baez.

•

The acquisition and sale of ordinary shares occurred outside of the closed periods under BHP’s Securities Dealing policy and were not previously notified due to an oversight, which has been corrected now that it has been identified by Mr Basto-Baez and his fund manager. The fund now has a holding lock which prohibits any dealings in BHP shares.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Edgar Basto-Baez

2	Reason for the notification

a)	Position/status	PDMR (President Minerals Australia)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The on-market sale of 16 ordinary shares in BHP Group Limited. Shares were sold by Mr Basto-Baez’s fund manager as part of Mr Basto-Baez’s fully discretionary superannuation fund portfolio, without the instruction or knowledge of Mr Basto-Baez.

c)	Price(s) and volume(s)	Price(s)	Volume(s)

		AUD 51.24	16

d)	Aggregated information - Aggregated volume - Price	16 ordinary shares in BHP Group Limited AUD 51.24

e)	Date of the transaction	2021-05-11

f)	Place of the transaction	Australian Securities Exchange (XASX)

1	Details of the person discharging managerial responsibilities / persons closely associated

b)	Name	Edgar Basto-Baez

2	Reason for the notification

c)	Position/status	PDMR (President Minerals Australia)

d)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Plc

b)	LEI	549300C116EOWV835768

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

g)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

h)	Nature of the transaction	The on-market purchase of 42 ordinary shares in BHP Group Limited. Shares were purchased by Mr Basto-Baez’s fund manager as part of Mr Basto-Baez’s fully discretionary superannuation fund portfolio, without the instruction or knowledge of Mr Basto-Baez.

i)	Price(s) and volume(s)	Price(s)	Volume(s)
		AUD 50.52	42

j)	Aggregated information
	- Aggregated volume	42 ordinary shares in BHP Group Limited
	- Price	AUD 50.52

k)	Date of the transaction	2021-05-18

l)	Place of the transaction	Australian Securities Exchange (XASX)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: July 26, 2021	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary